ATTACHMENTS FOR N-SAR SUB-ITEM 77D
12-31-04 FYE FUNDS



J.P. Morgan Mutual Fund Select Group

At a Meeting held on July 14, 2004, the Board of
Trustees approved resolutions that would allow the JPMorgan Trust Small Cap Equity Fund to change the definition of market capitalization to equal the market capitalization within the universe of securities in the Russell 2000 Index.


J.P. Morgan Series Trust II

At a Meeting held on September 7, 2004, the Board of Trustees approved resolutions that would allow the JPMorgan Small Company Portfolio to change the definition of market capitalization to equal the market capitalization within the universe of securities in the Russell 2000 Index.